NEWS RELEASE

Crosshair Discovers New Uranium Targets and Samples 2.19% U3O8 in Labrador

Dated: December 1st, 2009	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) is pleased to announce the discovery of several new uranium targets on the Central Mineral Belt Joint Venture (CMB-JV) Uranium Project in Labrador.  A geological mapping, prospecting and sampling program was conducted during the summer of 2009 to evaluate airborne geophysical and ground geochemical anomalies.  The CMB-JV Project is a joint venture partnership with Silver Spruce Resources (TSX.V: SSE), whereby Crosshair retains a 60% ownership and Silver Spruce 40%.

The 2009 exploration program resulted in the discovery of four new uranium targets as well as confirming the presence of historic high-grade mineralized float at the CMB-East (CMB-E) Property with the best new result being 2.19% U3O8.  Two of the new targets are located on the CMB-Jacques Lake (CMB-JL) Property and two additional targets are located on the CMB-North East (CMB-NE) Property.  The property location map is posted on the Crosshair website at: http://www.crosshairexploration.com/i/maps/CBM-JVProjectMap.jpg.

The CMB-JL Property is directly west and adjoins the Jacques Lake Deposit controlled by Fronteer Development Group (“Fronteer”).  Exploration activities on the CMB-JL Property were successful in outlining a significant new area of mineralized granite float and bedrock called the South Brook Target.  A total of 26 samples were collected from this target with assays ranging from 0.03% to 0.46% U3O8.  The South Brook Target is now outlined by anomalous float and bedrock occurrences for over 3 kilometres and warrants significant follow-up work.  Additional work carried out approximately 5.5 kilometres southeast of the South Brook Trend has outlined a second target coincident with a two kilometre long, linear airborne radiometric anomaly.  This new target is called the Running Man Target and 9 of the 10 float samples assayed from 0.03% to 0.11% U3O8.

Two new significant showings of uranium mineralization were discovered on the CMB-NE Property, one of which is hosted in altered granitic rocks and is referred to as Big Bear.  Four grab samples were collected from this new zone, which assayed from 0.02% to 0.10% U3O8.  The Big Bear Showing occurs within a 1.25 kilometre long corridor of anomalous bedrock radioactivity that occurs near the contact of Aphebian-age Aillik Group felsic volcanic rocks and Helikian felsic intrusive rocks.  A second showing referred to as the JJ Showing was discovered two kilometres west-southwest of Big Bear.  This showing consists of magnetite-pyrite mineralization in felsic volcanic rocks that assayed 0.13% U3O8 in one sample from bedrock.  The JJ Showing lies within a cluster of airborne radiometric anomalies occurring along the intersection of interpreted faults near the contact of Archean-age basement rocks and Aphebian-age felsic volcanic rocks of the Aillik Group.

At the CMB-E Property, 2.19% U3O8 was returned from the re-sampling of strongly altered and mineralized granitic float.  This sample is located proximal to interpreted airborne magnetic features that appear to be associated with Fronteer’s Jacques Lake Deposit, which is located approximately 11 kilometres to the southwest.  Additional work is warranted to determine the source of the high-grade mineralization.

"We are very pleased with the success of our field exploration program which resulted in the discovery of several new and potentially significant uranium showings" says Stewart Wallis, President of Crosshair. "These new showings, located near the proposed development of Fronteer’s Michelin Deposit, are both geologically prospective and well-suited to benefit from detailed follow-up exploration when activities resume at the CMB-JV Project".

Additional exploration work consisting of soil geochemical surveys, ground geophysical surveys, trenching and further prospecting and mapping is being planned for the above mentioned target areas.

Crosshair would like to recognize and thank the Newfoundland and Labrador Department of Natural Resources for Junior Exploration Assistance funding towards its exploration program at the CMB-JV Project.

About Crosshair

Crosshair is a dominant player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential, Bootheel is designed for near term production.  The CMB Uranium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

Stewart Wallis, P.Geo., President of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and is responsible for the technical information contained in this news release.  Mr. Wallis has verified that the assay results presented above have been accurately summarized from the official assay certificates provided to Crosshair.

Rock samples collected were sent to Activation Laboratories (ActLabs) in Goose Bay, Labrador for preparation and then to ActLabs in Ancaster, Ontario for analyses.  Uranium analysis is performed by the delayed neutron counting (DNC) method, while multi-element analysis is performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS).  Samples that exceed the upper limit for uranium are re-assayed using X-ray fluorescence (XRF).

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
CEO

T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

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